Exhibit 26

Execution Version

STOCK PURCHASE AGREEMENT

THIS STOCK PURCHASE AGREEMENT (the "Agreement") is entered into as of November 8, 2022, by and among Perelman Trust Company, LLC, a Delaware limited liability company (the "Seller"), and RCH Holdings Six, Inc., a Delaware corporation (the "Purchaser").

WITNESSETH:

Seller desires to sell to Purchaser, and Purchaser desires to purchase from Seller, the number of shares of Class A common stock of Revlon, Inc. as set forth opposite Seller's name on Exhibit A attached hereto (the "Stock") pursuant to the terms of this Agreement, and the parties hereby agree as follows.

1.        Purchase and Sale of Stock.

1.1          Sale of Stock. Purchaser hereby purchases the amount of Stock from Seller set forth opposite Seller's name on Exhibit A, in exchange for the purchase price set forth opposite Seller's name on Exhibit A, which amount shall be paid in cash by Purchaser.

1.2          Stock Certificates. Concurrently with the execution and delivery of this Agreement, or as soon thereafter as is reasonably practicable (but in any event on or before November 8, 2022), (i) Seller shall deliver to Purchaser a certificate or certificates representing the Stock sold by Seller which is held in physical form, together with a stock power or powers relating thereto duly endorsed in blank, or (ii) with respect to Stock held by one or more brokers through DTC for Seller's account, Seller shall notify such broker(s) of the sale of the Stock hereunder. In each case the Stock sold shall be free and clear of all liens and encumbrances.

2.        Representations of Seller. Seller hereby represents and warrants to Purchaser that:

2.1          Organization, Good Standing. Seller is a limited liability company in good standing under the laws of Delaware.

2.2          Authorization. All action on the part of Seller necessary for the execution, delivery and performance of this Agreement by Seller has been duly taken. The execution, delivery and performance of this Agreement does not violate any law or contractual restriction binding on or affecting Seller. This Agreement constitutes the valid and legally binding obligation of Seller, enforceable against Seller in accordance with its terms.

2.3          Title to Stock. Seller owns the Stock being sold by it free and clear of all security interests and any other liens and encumbrances.

3.       Representations of Purchaser. Purchaser hereby represents and warrants to Seller that all action on the part of Purchaser necessary for the execution, delivery and performance of this Agreement by Purchaser has been duly taken. This Agreement constitutes the valid and legally binding obligation of Purchaser, enforceable against Purchaser in accordance with its terms. The execution, delivery and performance of this Agreement does not violate any law or contractual restriction binding on or affecting the Purchaser.

4.            Indemnification.

4.1          Indemnification by Seller. Seller individually hereby indemnifies and holds Purchaser harmless against and in respect of any and all losses, costs, expenses, claims, damages, obligations and liabilities, including interest, penalties and reasonable attorney's fees and disbursements (the "Damages"), which Purchaser may suffer, incur or become subject to arising out of, based upon or otherwise in respect of any inaccuracy in or breach of any representation or warranty of Seller made in or pursuant to this Agreement.

4.2          Indemnification by Purchaser. Purchaser hereby indemnifies and holds Seller harmless against and in respect of any and all Damages which Seller may suffer, incur or become subject to arising out of, based upon or otherwise in respect of any inaccuracy in or breach of any representation or warranty of Purchaser made in or pursuant to this Agreement.

5.        Limit on Transfers

5.1          Lock-up Agreement. Purchaser is aware that there may be material non- public information (MNPI) in the possession of the Seller with respect to the Stock. As a result, and until any such MNPI is disclosed to the public (which Seller shall confirm to the Purchaser), Purchaser shall not offer, sell, make any short sale of, loan, grant any option, right or warrant for the purchase of, contract to sell, lend or hypothecate, pledge or otherwise dispose of (or enter into any transaction which is designed to, or might reasonably be expected to, result in the disposition, whether by actual disposition or effective economic disposition due to cash settlement or otherwise), directly or indirectly, the Stock without the prior written consent of the Seller or such underwriters, as the case may be, for the period which is the shorter of (i) one-hundred eighty (180) days from the date of this Agreement or (ii) upon the confirmation by the Seller that such information is no longer MNPI.

6.        Miscellaneous

6.1          Successors and Assigns. The terms and conditions of this Agreement shall inure to the benefit of, and be binding upon, the respective successors and assigns of the parties hereto; provided, however, that neither party may assign any of its obligations hereunder without the consent of the other party.

6.2          Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original and all of which together shall constitute one instrument.

6.3          Delays or Omissions. No delay or omission to exercise any right, power or remedy accruing to any party to this Agreement, upon any breach or default of the other party, shall impair any such right, power or remedy of such non-breaching party.

6.4          Governing Law. This Agreement shall be governed by the laws of the State of New York, excluding choice of law rules.

IN WITNESS WHEREOF, the undersigned parties have executed this Agreement as of the date first above written.

PURCHASER:

RCH Holdings Six, Inc.

By:	/s/ Jeffrey A. Brodsky
Name: Jeffrey A. Brodsky
Title: Executive Vice President and CFO

SELLER:

PERELMAN TRUST COMPANY, LLC

By: Managing Member

MACANDREWS & FORBES INCORPORATED

By:	/s/ Edward Mammone
Name: Edward Mammone
Title: Senior Vice President, Controller

EXHIBIT A

Entity	Number of Shares Sold	Purchase Price	Amount to be Paid in Cash
Perelman Trust Company, LLC	4,546,352	$45,463.52	$45,463.52